SUB-ITEM 77H

As of March 17, 2009, Saint Joseph’s University (“SJU”) became a control person of TIFF Short-Term Fund, as such term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”),  following a series of purchases of shares prior to that date by SJU and a redemption of shares on that date by another shareholder, which caused SJU’s share ownership to surpass 25% of the fund’s outstanding voting securities.

As of May 15, 2009, SJU ceased to be a control person of TIFF Short-Term Fund, as such term is defined by the 1940 Act, as a result of a redemption of shares by SJU, which caused SJU’s share ownership to fall below 25% of the fund’s outstanding voting securities.